Exhibit 4.1

TRILINC GLOBAL IMPACT FUND, LLC
FOURTH AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

Effective as of May 25, 2020

TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted the following Fourth Amended and Restated Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company’s Fifth Amended and Restated Limited Liability Company Operating Agreement, as such agreement may be amended from time to time (“Operating Agreement”), unless otherwise defined herein.

1. Distribution Reinvestment. As an agent for the unitholders (“Unitholders”) of the Company who own Class A units, Class C units, Class I units, Class W units or Class Y units of the Company’s limited liability company interests (the “Units”) and who elect to participate in the DRP (the “Participants”), the Company will apply all or a portion of cash distributions (“Distributions”), including Distributions paid with respect to any full or fractional Units acquired under the DRP, to the purchase of the Units for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence. The Units purchased pursuant to the DRP shall be of the same Unit class as the Units with respect to which the Participant is receiving cash distributions to be reinvested through DRP.

2. Participation. Any Unitholder who has received a prospectus, as contained in the Company’s Registration Statement filed with the Securities and Exchange Commission (“Commission”), may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after the Company’s receipt and acceptance of a Participant’s subscription, enrollment or authorization. The Company may elect to deny participation in the DRP with respect to any Unitholder that resides in a jurisdiction where, in the Company's judgment, the burden or expense of compliance with applicable securities laws makes participation impracticable or inadvisable.  Each Participant agrees that if, at any time prior to the listing of the Units on a national securities exchange, he or she does not meet the minimum income and net worth standards established for making an investment in the Company or cannot make the other representations or warranties set forth in the original subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.

Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 8 below.

3. Unit Purchases. Any purchases of Units pursuant to the DRP will be dependent on the continued registration of the securities or the availability of an exemption from registration in the Participant’s home state. Each class of units under the DRP will be sold at the estimated net asset value per unit for units of that class, as most recently disclosed by the Company in a filing with the Commission. Participants in the DRP may also purchase fractional Units so that 100% of the Distributions will be used to acquire Units. However, a Participant will not be able to acquire DRP Units to the extent that any such purchase would cause such Participant to violate any provision of the Operating Agreement. Units issued pursuant to the DRP will have the same voting rights as the Units offered in a primary offering.

Units to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Units which are registered with the Commission as of the date hereof or (b) Units to be registered with the Commission in the future for use in the DRP (a “Future Registration”).

4. Timing of Purchases. The plan administrator will make every reasonable effort to reinvest all Distributions on the day the cash distribution is paid, except where necessary for the Company to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the Distribution cannot be completed within 30 days after the applicable distribution payment date, Participants’ funds held by the plan administrator will be distributed to the Participants.

 5. Distributions in Cash. Notwithstanding anything herein to the contrary, the Company's board of directors, in its sole discretion, may elect to have any particular Dividend or Distribution paid in cash, without notice to Participants, without suspending this Plan and without affecting the future operation of the Plan with respect to Participants.

6. Taxation of Distributions. The reinvestment of Distributions does not relieve the Participant of any taxes which may be payable as a result of those Distributions and their reinvestment in Units pursuant to the terms of the DRP.

7. Commissions. The Company will not pay any upfront selling commissions or upfront dealer manager fees in connection with Units sold pursuant to the DRP; however, certain Units will be subject to ongoing fees that are paid over time as set forth in the prospectus for the offering of the DRP Units. Such ongoing fees are paid from and reduce the distributions payable with respect to the Units. Accordingly, any distributions paid with respect to Units that are subject to ongoing fees will be lower than distributions paid with respect to Units that are not subject to ongoing fees.

8. Termination by Participant. A Participant may terminate participation in the DRP at any time by written instructions to that effect to the plan administrator. To be effective on a distribution payment date, the notice of termination must be received by the plan administrator at least 15 days before that distribution payment date. Prior to a listing of the Units on a national securities exchange, if any, any transfer of Units by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Units. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Unitholder in cash.

All correspondence concerning the plan should be directed to the plan administrator by mail at TriLinc Global, LLC c/o DST Systems, Inc., P.O. Box 219805, Kansas City, MO 64121-9805.

9. Amendment or Termination by the Company. The Company reserves the right to amend, suspend or terminate the DRP any time by the giving of written notice to each Participant at least 10 days prior to the effective date of the amendment, suspension or termination, which notice may be provided by the Company in a periodic or current report filed with the Commission.

10. No Unit Certificates. The ownership of the Units purchased through the DRP will be in book-entry form only.

11. Reports. The Company shall provide to each Participant a confirmation at least once every calendar quarter showing the number of Units owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Units owned at the end of the covered period. During each fiscal quarter, but in no event later than 30 days after the end of each fiscal quarter, the Company’s transfer agent will mail and/or make electronically available to each Participant, a statement of account describing, as to such Participant, the distributions received during such quarter, the number of Units purchased during such quarter, and the per unit purchase price for such Units.

12. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Units are purchased or sold for a Participant’s account.